UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Arena Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

040044109

(CUSIP Number)

Manoj Bhargava

38955 Hills Tech Drive, Farmington Hills, MI 48331

248-960-1700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

February 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 040044109	Page 2 of 3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Manoj Bhargava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,067,791
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,067,791
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,067,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	54.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Based on 29,478,304 shares of Common Stock outstanding.

SCHEDULE 13D/A

CUSIP No. 040044109	Page 3 of 3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Simplify Inventions, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,067,791
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,067,791
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,067,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	54.5%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

2 Based on 29,478,304 shares of Common Stock outstanding.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statements on Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Persons on December 7, 2023, as amended by amendment No. 1 to Schedule 13D filed by the Reporting Persons on December 12, 2023. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information provided in Item 4 of this Amendment No. 2 is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 14, 2024, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with Simplify Inventions, LLC (“Simplify”), pursuant to which the Issuer sold and issued to Simplify in a private placement (the “Private Placement”) an aggregate of 5,555,555 shares of Common Stock, at a purchase price of $2.16 per share, a price equal to the 60-day volume weighted average price per share of Common Stock as of February 13, 2024, for an aggregate purchase price of approximately $12 million. The purchase of such shares was funded with the working capital of Simplify.

Following the consummation of the Private Placement, the Reporting Persons beneficially own approximately 54.5% of the outstanding shares of Common Stock. As a result, the Reporting Persons have the ability to determine the outcome of any issue submitted to the Issuer’s stockholders for approval, including the election of directors.

A copy of the Subscription Agreement is attached to this Amendment No. 2 as Exhibit H and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) The responses set forth in rows 7 through 13 of the cover pages to this Amendment No. 2 are incorporated by reference into this Item 5.

(c) Except as disclosed in this Amendment No. 2, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information provided in Item 4 of this Amendment No. 2 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit H – Subscription Agreement, dated February 14, 2024, by and between The Arena Group Holdings, Inc and Simplify Inventions, LLC (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 14, 2024).

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2024

Manoj Bhargava

By:	/s/ Manoj Bhargava
Name:	Manoj Bhargava

Simplify inventions, llc

By:	/s/ Manoj Bhargava
Name:	Manoj Bhargava
Title:	Manager

[Signature Page to Schedule 13D/A]